[Letterhead of Gibson, Dunn & Crutcher LLP]

April 27, 2011

VIA EDGAR AND HAND DELIVERY

Donald E. Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:           TBS International plc
Amendment No. 1 to Registration Statement on Form S-1
Filed March 23, 2011
File No. 333-172236

Dear Mr. Field:

This letter responds to your letter, dated April 5, 2011, regarding Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 (the "Form S-1") of TBS International plc (the "Company") filed on March 23, 2011.  The Company has filed Amendment No. 2 to the Form S-1 ("Amendment No. 2") today by electronic submission.  Each of your comments is set forth below, followed by our corresponding response.

Amendment No. 1 to Form S-1 filed March 23, 2011

General

Comment 1

We note that there remains outstanding comments on your Confidential Treatment Application (CF No. 26266) filed on February 3, 2011 (as supplemented on March 24, 2011).  Please note that all comments must be resolved and the CT Order granted before we act on a request for acceleration regarding your Form S-1.

Response 1

We note that the outstanding comments on the Company's Confidential Treatment Application were resolved on April 8, 2011 and the related confidential treatment order has been granted.

Exhibit 5.1

Comment 2

We note your response to our prior comment three.  However, we could not locate the referenced revisions and reissue.  Please confirm that you will refile the executed versions of Exhibits 5.1 and 5.2 each dated on or about the date of effectiveness of the registration statement.

Response 2

We acknowledge your comment and acknowledge that Exhibit 5.1 to Amendment No. 1 did not reflect the requested revision.  Exhibits 5.1 and 5.2 to Amendment No. 2 have been updated to reflect an execution date of April 27, 2011.  The Company also confirms that, if the Staff determines it is necessary for the executed opinions to be further updated so that each opinion is dated on or about the date of effectiveness of the Form S-1, the Company will file such exhibits on a pre-effective amendment to the Form S-1.

Very truly yours,

/s/  Steven R. Finley

Steven R. Finley, Esq.

cc:	Ferdinand V. Lepere
612 East Grassy Sprain Road
Yonkers, NY 10710